

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
SEP 22 2003
1086

Amendment No. 1 to
Form CB/A

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128, Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited dated, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form - Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited#

(3) Pro forma Election Form - Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited#

(4) Pro forma Proxy Form - RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited#

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited#

Part II - Information not Required to be sent to Security Holders

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003#

---

* Previously filed.
\# Filed herewith

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________
Name: Peter H. Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.2 PTY LTD

By: ______________
Name: Peter H. Caillard
Title: Company Secretary

TABCORP ISSUER PTY LTD

By: ______________
Name: Peter H. Caillard
Title: Company Secretary

Attachment 2


Jupiters
LIMITED
ABN 78 010 741 045

Proxy Form
Ordinary Share Scheme Meeting

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2581 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9615 5970
Facsimile 61 7 3229 9860
www.computershare.com

This is an important document. Do not complete this Proxy Form until you have read the accompanying Scheme Booklet. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Proxy Form.

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



Appointment of Proxy

I/We being a member/s of Jupiters Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Ordinary Share Scheme Meeting of Jupiters Limited to be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast on Friday 24 October 2003 at 10am and at any adjournment of that Meeting.

Voting directions to your Proxy - please mark X to indicate your directions

		For	Against
1.	To approve the scheme of arrangement proposed to be entered into by Jupiters Limited and holders of fully paid ordinary shares in Jupiters Limited.		

VOTING ON THIS RESOLUTION WILL BE CONDUCTED BY POLL.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Shareholder 1	Shareholder 2	Shareholder 3
*Sole Director/Sole Director and Sole Company Secretary (if company)	Director (if company)	*Director/Company Secretary (if company)

*Delete whichever is inapplicable

Contact Name ____ Contact Daytime Telephone ____ Date / /

JUP TBA 005566 - V6

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is *someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your* named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf at the Meeting. *A proxy need not be a shareholder of the company.*

3 Directions to your Proxy

You may direct your proxy how to vote by placing a mark in one of the two boxes opposite the item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on the item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the item, your proxy may vote or abstain from voting as he or she chooses. If you mark more than one box on the item, or if the total number of shares shown in the boxes is more than your total shareholding on the share register, your vote on that item will be invalid.

4 Appointing a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on the poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this Proxy Form. If more than one proxy is appointed for the Meeting, neither can vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage or number of votes applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this Proxy Form as follows in the spaces provided:

Individual:	where the holding is in one individual's name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders must sign.
Power of Attorney:	if you sign under Power of Attorney and you have not previously lodged the Power of Attorney with Jupiters' share registry for notation, you must attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a member that is a corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of Proxy Form

This Proxy Form (and a certified copy of any Power of Attorney under which it is signed) must be received at an address given below no later than 5:00pm on Wednesday 22 October 2003. Any Proxy Form received after that time will not be valid for the Meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Jupiters Limited share registry at the address opposite, or
- by delivery to the Registered Office of Jupiters Limited being
  Level 9 Niecon Tower
  17 Victoria Avenue
  Broadbeach Queensland 4218 Australia
  Facsimile 61 7 5538 6315

Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One, 345 Queen Street
Brisbane Queensland 4000
GPO Box 2581
Brisbane QLD 4001
Australia
Facsimile 61 7 3229 9860

Attachment 3



ABN 78 010 741 045

Election Form
Ordinary Share Scheme

This is an important document. Do not complete this Election Form until you have read the accompanying Scheme Booklet. If you are in any doubt as to how to deal with or complete this Election Form, please contact your legal, investment or other professional adviser or telephone the Jupiters Information Line on 1800 65 65 06 (if you are calling from within Australia) or +61 2 9207 3783 (if you are calling from outside Australia).

This Election Form is relevant to the consideration offered to Jupiters Ordinary Shareholders pursuant to the Ordinary Share Scheme between Jupiters Limited and Jupiters Ordinary Shareholders. See Section 6.2 of the Scheme Booklet for a full explanation. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Election Form.

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN) or
Holder Identification Number (HIN)

9999999999

9999999999

ELECTION

Details of the alternatives for the cash and shares component of the Ordinary Share Scheme consideration are set out in Section 6.2 of the Scheme Booklet.

If you wish to receive the Standard Cash and Shares Offer for all of your Jupiters Ordinary Shares do not fill in this form. You will automatically receive the Standard Cash and Shares Offer if you do not make an election.

If you wish to make a Maximum Cash Election or a Maximum Shares Election for your Jupiters Ordinary Shares, mark the appropriate box below.

PLEASE DO NOT MARK MORE THAN ONE BOX

MAXIMUM CASH ELECTION

If you wish to make a Maximum Cash Election for your Jupiters Ordinary Shares, please mark this box: ☐

If you mark this box, you will receive the maximum amount of cash consideration (after application of the scale back procedure referred to in Section 6.2 of the Scheme Booklet) for your Jupiters Ordinary Shares.

OR

MAXIMUM SHARES ELECTION

If you wish to make a Maximum Shares Election for your Jupiters Ordinary Shares, please mark this box: ☐

If you mark this box, you will receive the maximum number of TABCORP Shares (after application of the scale back procedure referred to in Section 6.2 of the Scheme Booklet) for your Jupiters Ordinary Shares.

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your election to be implemented.

I/We hereby make the election for consideration under the Ordinary Share Scheme in respect of my/our Jupiters Ordinary Shares as set out above.

Shareholder 1	Shareholder 2 (if joint)	Shareholder 3 (if joint)
Sole director/Sole director and sole company secretary (if company)	Director/Secretary (if company)	Director (if company)

JUP TK0001

Important Notes

MAKING AN ELECTION

To make a valid election, you must complete, execute and lodge this Election Form, in accordance with the instructions set out in it, so that it is received by Jupiters by the Implementation Record Date for the Ordinary Share Scheme (which is expected to be 5.00pm on 10 November 2003).

Once lodged, an election may not be withdrawn or revoked. A valid election will apply to all of the Jupiters Ordinary Shares you hold at the Implementation Record Date for the Ordinary Share Scheme, regardless of the number of Jupiters Ordinary Shares you hold at the time of completing or lodging this Election Form.

If you do not indicate a choice, or give unclear or conflicting indications, or do not return this Election Form, you will receive the Standard Cash and Shares Offer in respect of all your Jupiters Ordinary Shares.

You should be aware of the adjustments which may be made to the amount of cash consideration and number of TABCORP Shares you are entitled to receive under the Ordinary Share Scheme if you make an election, in accordance with the scale back procedure described in Section 6.2 of the Scheme Booklet.

You should also be aware that, if you are an Ineligible Overseas Shareholder, you will be treated in the manner set out below.

INELIGIBLE OVERSEAS SHAREHOLDERS

Details of the entitlements which Ineligible Overseas Shareholders will receive under the Ordinary Share Scheme are set out in Section 6.2(e) of the Scheme Booklet. Ineligible Overseas Shareholders can make an election, however they should be aware that they will not be eligible to receive TABCORP Shares under the Ordinary Share Scheme, whether pursuant to the Standard Cash and Shares Offer, a Maximum Shares Election or a Maximum Cash Election (after application of the scale back procedure). Details of which Jupiters Ordinary Shareholders are likely to be Ineligible Overseas Shareholders are set out in Section 6.2(e) of the Scheme Booklet. Please telephone the Jupiters Information Line on 1800 65 65 06 (if you are calling from within Australia) or +61 2 9207 3783 (if you are calling from outside Australia) for further details.

SIGNING INSTRUCTIONS

You must sign this Election Form as follows in the spaces provided:

Individual:	where the holding is in one individual's name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all shareholders must sign.
Power of Attorney:	if you sign under Power of Attorney, and you have not previously lodged the Power of Attorney for notation with Jupiters' share registry, you must attach a certified photocopy of the Power of Attorney to this Election Form when you return it.
Companies:	where the company has a Sole Director who is also Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

LODGEMENT OF ELECTION FORM

Please return your completed and executed Election Form to Jupiters' share registry at the address or facsimile number below. Please also provide a certified copy of any Power of Attorney under which this Election Form is signed in the same manner.

Mail
Jupiters Limited share registry
Computershare Investor Services Pty Limited
GPO Box 2581
Brisbane Queensland 4001
Australia

Facsimile 61 7 3229 9860

Delivery only
Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane Queensland 4000
Australia

CHANGE OF ADDRESS DETAILS

The address overleaf is your address as it appears in Jupiters' share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this form.**

FURTHER INFORMATION

If you require further information on how to deal with or complete this Election Form, please telephone the Jupiters Information Line on:

- if you are calling from within Australia: 1800 65 65 06; or
- if you are calling from outside Australia: +61 2 9207 3783.

Attachment 4


Jupiters
LIMITED

ABN 78 010 741 045

Proxy Form
RPS Scheme Meeting

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2581 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9615 5970
Facsimile 61 7 3229 9860
www.computershare.com

This is an important document. Do not complete this Proxy Form until you have read the accompanying Scheme Booklet. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Proxy Form.

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of Jupiters Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**  Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the RPS Scheme Meeting of Jupiters Limited to be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast on Friday 24 October 2003 at 2pm and at any adjournment of that Meeting.

Voting directions to your Proxy - please mark  to indicate your directions

		For	Against
1.	To approve the scheme of arrangement proposed to be entered into by Jupiters Limited and holders of reset preference shares in Jupiters Limited.		

VOTING ON THIS RESOLUTION WILL BE CONDUCTED BY POLL

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND**  % **OR** State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Shareholder 1	Shareholder 2	Shareholder 3
		
*Sole Director/Sole Director and Sole Company Secretary (if company)	Director (if company)	*Director/Company Secretary (if company)

*Delete whichever is inapplicable

Contact Name ____________ Contact Daytime Telephone ____________ Date __ / __ /

JUP TBA 005568 - V7

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf at the Meeting. A proxy need not be a shareholder of the company.

3 Directions to your Proxy

You may direct your proxy how to vote by placing a mark in one of the two boxes opposite the item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on the item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the item, your proxy may vote or abstain from voting as he or she chooses. If you mark more than one box on the item, or if the total number of shares shown in the boxes is more than your total shareholding on the share register, your vote on that item will be invalid.

4 Appointing a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on the poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this Proxy Form. If more than one proxy is appointed for the Meeting, neither can vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage or number of votes applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this Proxy Form as follows in the spaces provided:

Individual:	where the holding is in one individual's name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders must sign.
Power of Attorney:	if you sign under Power of Attorney and you have not previously lodged the Power of Attorney with Jupiters' share registry for notation, you must attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a member that is a corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of Proxy Form

This Proxy Form (and a certified copy of any Power of Attorney under which it is signed) must be received at an address given below no later than 5:00pm on Wednesday 22 October 2003. Any Proxy Form received after that time will not be valid for the Meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Jupiters Limited share registry at the address opposite, or
- by delivery to the Registered Office of Jupiters Limited being
  Level 9 Niecon Tower
  17 Victoria Avenue
  Broadbeach Queensland 4218 Australia
  Facsimile 61 7 5538 6315

Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One, 345 Queen Street
Brisbane Queensland 4000
GPO Box 2581
Brisbane QLD 4001
Australia
Facsimile 61 7 3229 9860

Attachment 5



<DPID>
<ADDRESS 1>
<ADDRESS 2>
<ADDRESS 3>
<ADDRESS 4>
<ADDRESS 5>
<ADDRESS 6>

All correspondence to:
Jupiters Limited's Share Registry
c/- Computershare Investor Services Pty Ltd
GPO Box 2581
BRISBANE QLD 4001
Telephone 1300 552 270
Facsimile (07) 3229 9860

Dear Shareholder,

Scheme Meetings

The shareholder meetings to approve the merger with TABCORP Holdings Limited will be held on Friday, 24 October 2003.

The first meeting—for Ordinary Shareholders—will commence at 10.00 a.m. (Queensland time) on Friday, 24 October 2003. **Registration for this meeting will begin at 9.00 a.m.**

The second meeting—for Reset Preference Shareholders—will commence at 2.00 p.m. (Queensland time) on Friday, 24 October 2003. **Registration for this meeting will begin at 1.00 p.m.**

Both meetings will be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast.

The Scheme Booklet (which contains the Notices of Meetings) and related forms are enclosed with this letter.

If you plan to attend either or both of the meetings, please bring this letter with you to assist us to process your registration promptly.

Your Directors and the management of Jupiters Limited look forward to meeting with you.

Yours sincerely,

LAWRENCE WILLETT AO
Chairman

PLEASE BRING THIS LETTER TO ASSIST WITH REGISTRATION.
JUPITERS LIMITED ACN 010 741 045

Exhibit I



JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

18 September 2003

DESPATCH OF SCHEME BOOKLET TO JUPITERS' ORDINARY SHAREHOLDERS AND RESET PREFERENCE SHAREHOLDERS

Jupiters Limited ("Jupiters") advises that it has today begun despatching the Scheme Booklet and associated documentation to the holders of Jupiters' ordinary shares and reset preference shares.

The Scheme Booklet, which was lodged with ASX on 5 September 2003, includes details of the proposed merger between Jupiters and TABCORP Holdings Limited ("TABCORP").

Attached are copies of the following documents:

- Election Form - Ordinary Share Scheme;
- Proxy Form - Ordinary Share Scheme Meeting;
- Proxy Form - RPS Scheme Meeting; and
- Registration Form.

A copy of the Scheme Booklet is also available from Jupiters' website, www.jupiters.com.au.

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.

G:\ggk\lmc\003-282 asx 18.9.03.doc










CENTREBET





ABN 78 010 741 045

Election Form
Ordinary Share Scheme

This is an important document. Do not complete this Election Form until you have read the accompanying Scheme Booklet. If you are in any doubt as to how to deal with or complete this Election Form, please contact your legal, investment or other professional adviser or telephone the Jupiters Information Line on 1800 65 65 06 (if you are calling from within Australia) or +61 2 9207 3783 (if you are calling from outside Australia).

This Election Form is relevant to the consideration offered to Jupiters Ordinary Shareholders pursuant to the Ordinary Share Scheme between Jupiters Limited and Jupiters Ordinary Shareholders. See Section 6.2 of the Scheme Booklet for a full explanation. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Election Form.

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN) or Holder Identification Number (HIN)

9999999999

9999999999

ELECTION

Details of the alternatives for the cash and shares component of the Ordinary Share Scheme consideration are set out in Section 6.2 of the Scheme Booklet.

If you wish to receive the Standard Cash and Shares Offer for all of your Jupiters Ordinary Shares do not fill in this form. You will automatically receive the Standard Cash and Shares Offer if you do not make an election.

If you wish to make a Maximum Cash Election or a Maximum Shares Election for your Jupiters Ordinary Shares, mark the appropriate box below.

PLEASE DO NOT MARK MORE THAN ONE BOX

MAXIMUM CASH ELECTION

If you wish to make a Maximum Cash Election for your Jupiters Ordinary Shares, please mark this box:



If you mark this box, you will receive the maximum amount of cash consideration (after application of the scale back procedure referred to in Section 6.2 of the Scheme Booklet) for your Jupiters Ordinary Shares.

OR

MAXIMUM SHARES ELECTION

If you wish to make a Maximum Shares Election for your Jupiters Ordinary Shares, please mark this box:



If you mark this box, you will receive the maximum number of TABCORP Shares (after application of the scale back procedure referred to in Section 6.2 of the Scheme Booklet) for your Jupiters Ordinary Shares.

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your election to be implemented.

I/We hereby make the election for consideration under the Ordinary Share Scheme in respect of my/our Jupiters Ordinary Shares as set out above.

Shareholder 1	**Shareholder 2 (if joint)**	**Shareholder 3 (if joint)**
		
Sole director/Sole director and sole company secretary (if company)	**Director/Secretary (if company)**	**Director (if company)**

JUP TK0001

Important Notes

MAKING AN ELECTION

To make a valid election, you must complete, execute and lodge this Election Form, in accordance with the instructions set out in it, so that it is received by Jupiters by the Implementation Record Date for the Ordinary Share Scheme (which is expected to be 5.00pm on 10 November 2003).

Once lodged, an election may not be withdrawn or revoked. A valid election will apply to all of the Jupiters Ordinary Shares you hold at the Implementation Record Date for the Ordinary Share Scheme, regardless of the number of Jupiters Ordinary Shares you hold at the time of completing or lodging this Election Form.

If you do not indicate a choice, or give unclear or conflicting indications, or do not return this Election Form, you will receive the Standard Cash and Shares Offer in respect of all your Jupiters Ordinary Shares.

You should be aware of the adjustments which may be made to the amount of cash consideration and number of TABCORP Shares you are entitled to receive under the Ordinary Share Scheme if you make an election, in accordance with the scale back procedure described in Section 6.2 of the Scheme Booklet.

You should also be aware that, if you are an Ineligible Overseas Shareholder, you will be treated in the manner set out below.

INELIGIBLE OVERSEAS SHAREHOLDERS

Details of the entitlements which Ineligible Overseas Shareholders will receive under the Ordinary Share Scheme are set out in Section 6.2(e) of the Scheme Booklet. Ineligible Overseas Shareholders can make an election, however they should be aware that they will not be eligible to receive TABCORP Shares under the Ordinary Share Scheme, whether pursuant to the Standard Cash and Shares Offer, a Maximum Shares Election or a Maximum Cash Election (after application of the scale back procedure). Details of which Jupiters Ordinary Shareholders are likely to be Ineligible Overseas Shareholders are set out in Section 6.2(e) of the Scheme Booklet. Please telephone the Jupiters Information Line on 1800 65 65 08 (if you are calling from within Australia) or +61 2 9207 3783 (if you are calling from outside Australia) for further details.

SIGNING INSTRUCTIONS

You must sign this Election Form as follows in the spaces provided:

Individual:	where the holding is in one individual's name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all shareholders must sign.
Power of Attorney:	if you sign under Power of Attorney, and you have not previously lodged the Power of Attorney for notation with Jupiters' share registry, you must attach a certified photocopy of the Power of Attorney to this Election Form when you return it.
Companies:	where the company has a Sole Director who is also Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

LODGEMENT OF ELECTION FORM

Please return your completed and executed Election Form to Jupiters' share registry at the address or facsimile number below. Please also provide a certified copy of any Power of Attorney under which this Election Form is signed in the same manner.

Mail
Jupiters Limited share registry
Computershare Investor Services Pty Limited
GPO Box 2581
Brisbane Queensland 4001
Australia

Delivery only
Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane Queensland 4000
Australia

Facsimile 61 7 3229 9860

CHANGE OF ADDRESS DETAILS

The address overleaf is your address as it appears in Jupiters' share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this form.**

FURTHER INFORMATION

If you require further information on how to deal with or complete this Election Form, please telephone the Jupiters Information Line on:

- if you are calling from within Australia: 1800 65 65 06; or
- if you are calling from outside Australia: +61 2 9207 3783.


Jupiters
LIMITED

ABN 78 010 741 045

Proxy Form
Ordinary Share Scheme Meeting

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2581 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9615 5970
Facsimile 61 7 3229 9860
www.computershare.com

This is an important document. Do not complete this Proxy Form until you have read the accompanying Scheme Booklet. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Proxy Form.

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of Jupiters Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Ordinary Share Scheme Meeting of Jupiters Limited to be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast on Friday 24 October 2003 at 10am and at any adjournment of that Meeting.

Voting directions to your Proxy - please mark  to indicate your directions

		For	Against
1.	To approve the scheme of arrangement proposed to be entered into by Jupiters Limited and holders of fully paid ordinary shares in Jupiters Limited.		

VOTING ON THIS RESOLUTION WILL BE CONDUCTED BY POLL.

Appointing a second Proxy

I/We wish to appoint a second proxy

 Mark with an 'X' if you wish to appoint a second proxy. **AND**  % **OR** State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Shareholder 1	Shareholder 2	Shareholder 3
*Sole Director/Sole Director and Sole Company Secretary (if company)	Director (if company)	*Director/Company Secretary (if company)

*Delete whichever is inapplicable

Contact Name ________ Contact Daytime Telephone ________ Date / /

 J U P T B A

005568 - V6

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf at the Meeting. A proxy need not be a shareholder of the company.

3 Directions to your Proxy

You may direct your proxy how to vote by placing a mark in one of the two boxes opposite the item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on the item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the item, your proxy may vote or abstain from voting as he or she chooses. If you mark more than one box on the item, or if the total number of shares shown in the boxes is more than your total shareholding on the share register, your vote on that item will be invalid.

4 Appointing a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on the poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this Proxy Form. If more than one proxy is appointed for the Meeting, neither can vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage or number of votes applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this Proxy Form as follows in the spaces provided:

Individual:	where the holding is in one individual's name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the shareholders must sign.
Power of Attorney:	if you sign under Power of Attorney and you have not previously lodged the Power of Attorney with Jupiters' share registry for notation, you must attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a member that is a corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of Proxy Form

This Proxy Form (and a certified copy of any Power of Attorney under which it is signed) must be received at an address given below no later than 5:00pm on Wednesday 22 October 2003. Any Proxy Form received after that time will not be valid for the Meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Jupiters Limited share registry at the address opposite, or
- by delivery to the Registered Office of Jupiters Limited being
  Level 9 Niecon Tower
  17 Victoria Avenue
  Broadbeach Queensland 4218 Australia
  Facsimile 61 7 5538 6315

Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One, 345 Queen Street
Brisbane Queensland 4000
GPO Box 2581
Brisbane QLD 4001
Australia
Facsimile 61 7 3229 9860


Jupiters
LIMITED

ABN 78 010 741 045

Proxy Form
RPS Scheme Meeting

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2581 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9615 5970
Facsimile 61 7 3229 9860
www.computershare.com

This is an important document. Do not complete this Proxy Form until you have read the accompanying Scheme Booklet. Defined terms in the accompanying Scheme Booklet have the same meanings where used in this Proxy Form.

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of Jupiters Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the RPS Scheme Meeting of Jupiters Limited to be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast on Friday 24 October 2003 at 2pm and at any adjournment of that Meeting.

Voting directions to your Proxy - please mark  to indicate your directions

		For	Against
1.	To approve the scheme of arrangement proposed to be entered into by Jupiters Limited and holders of reset preference shares in Jupiters Limited.		

VOTING ON THIS RESOLUTION WILL BE CONDUCTED BY POLL.

Appointing a second Proxy

I/We wish to appoint a second proxy

 Mark with an 'X' if you wish to appoint a second proxy. **AND**  % **OR** [ ] State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Shareholder 1	Shareholder 2	Shareholder 3
*Sole Director/Sole Director and Sole Company Secretary (if company)	Director (if company)	*Director/Company Secretary (if company)

*Delete whichever is inapplicable

Contact Name	Contact Daytime Telephone	Date / /

JUP TBA

005568 - V7

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a CHESS participant (in which case your reference number overleaf will commence with an 'X') should advise your sponsoring participant of any changes. **Please note, you cannot change ownership of your shares using this Proxy Form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy and vote on your behalf at the Meeting. A proxy need not be a shareholder of the company.

3 Directions to your Proxy

You may direct your proxy how to vote by placing a mark in one of the two boxes opposite the item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on the item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the item, your proxy may vote or abstain from voting as he or she chooses. If you mark more than one box on the item, or if the total number of shares shown in the boxes is more than your total shareholding on the share register, your vote on that item will be invalid.

4 Appointing a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on the poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this Proxy Form. If more than one proxy is appointed for the Meeting, neither can vote on a show of hands.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box;

(b) on each of the first Proxy Form and the second Proxy Form state the percentage or number of votes applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this Proxy Form as follows in the spaces provided:

Individual: where the holding is in one individual's name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the shareholders must sign.

Power of Attorney: if you sign under Power of Attorney and you have not previously lodged the Power of Attorney with Jupiters' share registry for notation, you must attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a member that is a corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of Proxy Form

This Proxy Form (and a certified copy of any Power of Attorney under which it is signed) must be received at an address given below no later than 5:00pm on Wednesday 22 October 2003. Any Proxy Form received after that time will not be valid for the Meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Jupiters Limited share registry at the address opposite, or
- by delivery to the Registered Office of Jupiters Limited being
  Level 9 Niecon Tower
  17 Victoria Avenue
  Broadbeach Queensland 4218 Australia
  Facsimile 61 7 5538 6315

Jupiters Limited share registry
Computershare Investor Services Pty Limited
Level 27, Central Plaza One, 345 Queen Street
Brisbane Queensland 4000
GPO Box 2581
Brisbane QLD 4001
Australia
Facsimile 61 7 3229 9860


Jupiters
LIMITED

<DPID>
<ADDRESS 1>
<ADDRESS 2>
<ADDRESS 3>
<ADDRESS 4>
<ADDRESS 5>
<ADDRESS 6>

All correspondence to:
Jupiters Limited's Share Registry
c/- Computershare Investor Services Pty Ltd
GPO Box 2581
BRISBANE QLD 4001
Telephone 1300 552 270
Facsimile (07) 3229 9860

Dear Shareholder,

Scheme Meetings

The shareholder meetings to approve the merger with TABCORP Holdings Limited will be held on Friday, 24 October 2003.

The first meeting—for Ordinary Shareholders—will commence at 10.00 a.m. (Queensland time) on Friday, 24 October 2003. **Registration for this meeting will begin at 9.00 a.m.**

The second meeting—for Reset Preference Shareholders—will commence at 2.00 p.m. (Queensland time) on Friday, 24 October 2003. **Registration for this meeting will begin at 1.00 p.m.**

Both meetings will be held at the Hotel Conrad and Jupiters Casino, Broadbeach, Gold Coast.

The Scheme Booklet (which contains the Notices of Meetings) and related forms are enclosed with this letter.

If you plan to attend either or both of the meetings, please bring this letter with you to assist us to process your registration promptly.

Your Directors and the management of Jupiters Limited look forward to meeting with you.

Yours sincerely,

LAWRENCE WILLETT AO
Chairman

PLEASE BRING THIS LETTER TO ASSIST WITH REGISTRATION.
JUPITERS LIMITED ACN 010 741 045

B/676157/2